SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON JANUARY 29, 2007, DRAWN UP IN SUMMARY FORMAT

NIRE: 33300011595

1. Date: January 29, 2007.

2. Time: 5.00 p.m.

3. Place: Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, São Paulo, SP.

4. Attendance: Benjamin Steinbruch (Attendance), Jacks Rabinovich, Antonio Francisco dos Santos, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa, Yoshiaki Nakano and Claudia Maria Sarti (Secretary). The meeting was held via conference call.

5. Agenda: 5.2. Shares issued by the Company – The Board of Directors unanimously approved the acquisition of 923,628 shares issued by the Company to be held in treasury for subsequent sale or cancellation, pursuant to article 3 of CVM Instruction 10/80, via trading on the São Paulo Stock Exchange – BOVESPA through the following brokers: Itaú Corretora de Valores S.A., Pactual CTVM S.A. and Credit Suisse First Boston CTVM S.A. The deadline for said transaction is January 25, 2008. The share acquisition price shall not exceed its respective quotation on the Stock Exchange. Pursuant to the applicable legislation, the Company has 155,781,281 outstanding shares. The purpose of this transaction is to maximize the creation of value for CSN’s shareholders through efficient management of the Company’s capital structure. The Board of Directors authorized the Executive Board to take all the necessary measures to implement this decision. This is a free translation of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________
Claudia Maria Sarti
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.